Exhibit 6.4

ADVISORY AND CONSULTING SERVICES AGREEMENT

This ADVISORY AND CONSULTING SERVICES AGREEMENT (the “Agreement”) is made as of January 1, 2022 (the “Agreement Date”), by and between MAX INTERNATIONAL. LLC, a Utah limited liability company (“Company”), and VENERABLE HOLDINGS, LLC, a California limited liability company (the “Advisor”). Advisor and Company hereby agree to the following arrangement regarding certain Advisory Services as defined below.

RECITALS

WHEREAS, the Company desires to engage Advisor, on a non-exclusive basis, to assist the Company and its subsidiaries and other companies controlled by or under common control with the Company from time to time (its “Affiliates”) in connection with the provision of business, consulting and advisory services including but not limited to providing the Company and its Affiliates with advice, services and assistance with respect to: (i) business strategy and development; (ii) marketing support, (iii) legal support and services, (iv) relationship support with respect to East West Bank, (v) capital planning and structuring, (vi) providing management services to the Company as “manager” or as a director on any board of directors that may be established (including, but not limited to serving as executive chairman of the board) (vii) employee management and consulting services, (viii) M&A and strategic services advice and support, (ix) identifying, evaluating and reviewing proposed changes to the current business model of the Company, including but not limited to entering new markets and creating or acquiring new product offerings, and (x) as and when requested, providing the Company or its Affiliates with other professional or managerial services within the skillset of the Advisor and its personnel and agents (“Advisory Services”);

WHEREAS, in addition to the Monthly Fees set forth expressly in this Agreement, the Company and Advisor may from time to time enter into one or more written statements of work related to specific Advisory Services setting forth separate or additional fees to be paid for such work, with such statements of work to be approved by the Advisor and Company each in their sole discretion and the terms of which shall be binding notwithstanding the terms of this Agreement;

NOW, THEREFORE, for the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Advisor and Company, the parties agree as follows:

1.            Retention and Monthly Fee. The Company hereby retains Advisor during the term hereof to use its best efforts to provide the Advisory Services listed above. The Advisor shall not be under any obligation to, and it is not contemplated that the Advisor will (i) provide any services under this Agreement related to the capital raising activities of the Company from and after the Agreement Date (which, if such services are provided may be subject to a separate agreement between the parties) or (ii) directly itself provide any additional financing to the Company on any specific transaction except on a purely voluntary basis in Advisor’s sole discretion. As compensation for the provision of Advisory Services under this Agreement, on each monthly Payment Date, or such later date as the parties may agree to, the Company shall pay the Advisor a monthly consulting fee (“Base Monthly Fee”) at the rate of $40,000 per month. In the event that Max is successful in generating $500,000 or more of monthly EBITDA on an unadjusted basis, then, starting on the first Payment Date following the achieving that target, the monthly fee payable hereunder shall increase to $75,000 per month (the “Increased Monthly Fee”). To the extent all or any portion of the Monthly Fee is not paid on the scheduled Payment Date therefor, whether or not with the express or implied agreement or consent of the Advisor (i) such amounts shall cumulate and shall remain due and owing, and shall be due and payable upon demand of the Advisor and (ii) unless waived by the Advisor in its sole discretion, all such unpaid amounts shall accumulate default interest at a rate of 10% per annum (or, if lower, the maximum amount of default interest thereon as is permitted by applicable law) accruing from the later of December 31, 2022, or the Payment Date therefor. The Company and Advisor acknowledge that payments of the Monthly Fee due hereunder prior to the December 31, 2022 Payment Date will accrue but shall not become payable by the Company prior to such date and shall instead be payable thereafter in accordance with the preceding sentence.

For purposes of this Agreement, the following terms are defined as set forth below:

“Monthly Fee” means (i) as of each Payment Date occurring on or prior to the occurrence of the EBITDA Condition, the Base Monthly Fee and (ii) as of each Payment Date occurring after to the occurrence of the EBITDA Condition, the Increased Monthly Fee.

“Payment Date” means, initially January 31, 2022, and the last day of each calendar month thereafter or such later dates for payment as the parties may mutually agree; provided, that if any such day is not a business day, that Payment Date shall instead be the next business day thereafter.

2.            Term. The initial term of Advisor’s engagement shall be a period commencing on Agreement Date (the “Initial Term”) and ending on December 31, 2025. If neither party has terminated the Agreement prior to the expiration of the Initial Term by written notice sent within not less than 10-days before the end of the Initial Term, the term of this Agreement shall extend month-to-month thereafter (the “Extended Term”) ending on the last day of the succeeding calendar month and terminable upon written notice given at least ten (10) days prior to the end of the then current Extended Term. The Initial Term and the Extended Term is herein called the “Term.”

3.            Limited Provision of Professional Services. The Company understands that Advisor may engage for itself, but shall not unless otherwise expressly agreed in writing provide to the Company any services as a broker/dealer, underwriter or securities placement agent, and the Company shall be relying on its own professional representatives and determinations for any such advice or services unless otherwise expressly agreed. Nonetheless the Company may request the Advisor provide feedback on the impact of professional advice in those areas as to how they may impact other strategic affairs of the Company and its Affiliates and to get advice or how to best mitigate any adverse effects.

4.            Indemnification. Exhibit A is hereby incorporated into this Agreement by reference and made a part of this Agreement.

5.            Expenses. The Company agrees to reimburse Advisor for all reasonable costs and expenses incurred in connection with performing the Advisory Services under this Agreement or any statement of work agreed to from time to time, including, without limitation, all reasonable costs and expenses incurred or paid by Advisor in connection with the negotiation and closing of the East West Bank loan agreement in October of 2021 (the “EWB Loan Agreement”), any compliance activities in connection therewith, any amendment thereto or waiver thereunder, or any other transactions of the Company with respect to which the Advisor provided services or assistance on behalf of the Company and its Affiliates (collectively and all together “Company Transaction”), including any professional fees incurred by Advisor in connection with any Company Transaction. The Company acknowledges that the reimbursable professional fees referenced in the preceding sentence includes, without limitation, fees payable to Halifax West Holdings, LLC arising from services such firm provided in connection with the November 2022 amendment to the EWB Loan Agreement.

6.            Termination: Survival of Provisions. In the event of expiration of the Term of this Agreement or the termination of the engagement of Advisor at any time when any amounts payable to the Advisor remain unpaid, Advisor shall be paid by the Company all fees earned through the date of such expiration or termination. Notwithstanding anything expressed or implied herein to the contrary, the terms and provisions of Sections 4 through 13 shall survive the termination of this Agreement for any reason.

7.            Confidentiality. Advisor shall not disclose (except to its principals, partners, officers, directors, managers, executives, accountants and attorneys of the Company on a “need to know” basis), without the specific consent from the Company, any information of a sensitive or confidential nature regarding the work being performed hereunder, provided however, the Advisor may disclose such information if (i) at the time of disclosure by the Company it was known to the Advisor free of restriction and evidenced by documentation in the receiving party’s possession; (ii) that has become generally available to the public without breach of this letter agreement or other wrongful act by the Advisor; (iii) that has been rightly received by Advisor from a third party who is not under any obligation of confidentiality with regard to such information; or (iv) for the purpose of permitting a disclosure, and to the extent disclosed, pursuant to law, judicial order or governmental regulation, so long as Advisor promptly notifies the Company prior to such disclosure and provides Company with an opportunity, to the extent practicable, to seek an appropriate protective order at the Company’s cost and expense.

8.            Notices. Any notice, request, demand or other communication permitted or required to be given hereunder shall be in writing, shall be sent by one of the following means to the parties at their respective addresses set forth below and shall be deemed conclusively to have been given: (a) on the first business day following the day timely deposited for next business day delivery with Federal Express (or other similar national overnight courier service); (b) on the fifth business day following the day duly sent by certified or registered United States mail, postage prepaid and return receipt requested; (c) when otherwise actually received by the addressee by hand delivery on a business day; (d) upon transmission by the sender by facsimile transmission and the issuance by the transmitting machine of a confirmation slip confirming that the number of pages constituting the notice have been transmitted without error; or (e) at the time electronic mail shall have been successfully sent, in each case, the cost of delivery prepaid or for the account of the sender. In the case of notices sent by facsimile transmission or electronic mail, the sender shall on the same day mail a copy of the notice to the addressee at the address set forth below. However, such mailing (provided made) shall in no way alter the time at which the notice sent by electronic mail or facsimile transmission is deemed given. If any such notice, request, demand or other communication is given by hand delivery, facsimile transmission or electronic mail and is received, in the case of hand delivery, or deemed given in the case of facsimile transmission or electronic mail after the close of normal business hours or on any non-business day, it shall be deemed given on the next business day. Such notices, requests, demands or other communications shall be addressed as follows:

(a)            If to the Advisor, to:

Venerable Holdings, LLC

281 Wigmore Dr.

Pasadena, California 91105

Email: Kevin@venerableholdings.com

(b)            If to the Company, to:

Max International, LLC

68 S. Main Street, 9th Floor

Salt Lake City, UT 84101

Attn: Joseph Voyticky

Email: joe@livemax.com

Either party may, by notice given in accordance with this Section 8 to the other party, designate another address or person for receipt of notice to it hereunder.

9.            Governing Law; Amendment; Headings. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah applicable to agreements made and to be fully performed therein, without regard to conflicts of law principles that would defer to the substantive laws of another jurisdiction. The parties hereby irrevocably waive all right to trial by jury in any action, proceeding, or counterclaim (whether based upon contract, tort or otherwise) in connection with any dispute arising out of this Agreement or any matters contemplated by this Agreement. In addition, the parties each hereby irrevocably submit to the jurisdiction of the courts of the State of Utah and the Federal courts of the United States of America located in the Salt Lake City, Utah in respect of the interpretation and enforcement of the terms of this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the parties hereby irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Utah State or Federal court. This Agreement, including Exhibit A hereto and any statement of work entered into hereunder, may be amended by email, letter, or facsimile correspondence to an individual authorized to amend this Agreement on behalf of the Company and the Advisor, if (a) receipt of such correspondence is actually acknowledged by the individual to whom it was sent, other than via auto-reply, and (b) such amendment contained in that correspondence is actually agreed to in email, letter, or facsimile correspondence by the individual so authorized. The Section headings in this Agreement have been inserted as a matter of convenience of reference and are not part of this Agreement.

10.          Successors and Assigns. The benefits of this Agreement shall inure to the parties hereto and the Company, the Company’s Affiliates, their respective successors and assigns and to the Indemnified Parties and their respective heirs, successors and assigns, and the obligations and liabilities assumed in this Agreement shall be binding upon the parties hereto and their respective successors and assigns. Neither Advisor nor the Company shall assign to an unaffiliated third party any of its obligations hereunder without the consent of the other.

11.          Entire Agreement. This Agreement, Exhibit A hereto, and any statements of work entered into from time to time constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties hereto with respect to the subject matter hereof.

12.          Severability. In the event any provision contained in this Agreement is determined by a court of competent jurisdiction to be void, illegal, or unenforceable, in whole or in part, the other provisions contained herein shall remain in full force and effect. The provision, which was determined to be void, illegal, or unenforceable, may, to the extent possible, be amended and modified by the parties in writing or reformed by any court of competent jurisdiction to render the same valid, legal, and enforceable provision, so long as the same maintains the original intent of the parties as expressed.

13.          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but when taken together, shall constitute one and the same Agreement. This Agreement may be signed and delivered by either or both parties by electronic signature via DocuSign, Adobe Sign or other commercially reasonable electronic signature services (an “E-Signature”) or by the exchange of pdf or other electronic images of scans of manual signatures or E-Signatures via email, all of which shall be considered original signatures to this Agreement.

[Signature Page Follows]

This Advisory and Consulting Services Agreement is agreed to by the parties below and is effective as of the Agreement Date.

COMPANY:

MAX INTERNATIONAL, LLC

By:	/s/ Joseph Voyticky
Name: Joseph Voyticky
Title: Chief Executive Officer

ADVISOR:

VENERABLE HOLDINGS, LLC

By:	/s/ Kevin McFarlane
Name: Kevin McFarlane
Title: Managing Member

EXHIBIT A

Indemnification and Contribution

The Company shall:

(a)	indemnify Advisor and each other Indemnified Person (defined below) and hold it harmless against any and all losses, claims, damages or liabilities to which Advisor or such Indemnified Person may become subject arising in any manner out of or in connection with the rendering of services by Advisor or any such Indemnified Person hereunder or the rendering of additional services by Advisor or any such Indemnified Person as may be requested by the Company or its Affiliates that are related to the Advisory Services rendered hereunder, unless it is finally judicially determined that such losses, claims, damages or liabilities resulted from the gross negligence, willful misconduct of Advisor or such Indemnified Person or Advisor’s or such Indemnified Person’s breach of any provision of this Agreement; and

(b)	reimburse Advisor and each other Indemnified Person promptly for any reasonable legal or other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, or otherwise relating to, any lawsuits, investigations, claims or other proceedings arising in any manner out of or in connection with the rendering of Advisory Services by Advisor or any such Indemnified Person hereunder or the rendering of additional services by Advisor or any such Indemnified Person as may requested by the Company or its Affiliates that are related to the Advisory Services rendered hereunder (including, without limitation, in connection with the enforcement of this Agreement and the indemnification obligations set forth herein); provided, however, that in the event a final judicial determination is made adverse to Advisor or any other Indemnified Person to the effect specified at the conclusion of paragraph (a) above, Advisor or such Indemnified Person will remit to the Company any amounts reimbursed under this paragraph (b). Advisor and each Indemnified Person agrees that if a claim for whatever reason shall be brought or asserted against an Indemnified Person, such Indemnified Person shall, as a condition to any obligation of the Company under this Exhibit A, promptly notify the Company, and the Company shall be entitled to assume the defense thereof, including the employment of counsel and the payment of all reasonable fees and expenses. If the Company elects to assume such defense, the Company shall not be liable to any Indemnified Person for any legal or other expenses subsequently incurred by the Indemnified Person in connection with such defense.

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The Company agrees that the indemnification and reimbursement commitments set forth in this Exhibit A shall apply regardless of whether the Company or Advisor is a formal party to any such lawsuits, investigations, claims or other proceedings and that such commitments shall extend upon the terms set forth in this paragraph to any owner, member, manager, shareholder, director, officer, employee, agent or consultant of Advisor (each, together with the Advisor, an “Indemnified Person”). The Company further agrees that, without Advisor’s prior written consent, it will not enter into any settlement of a lawsuit, claim or other proceeding arising out of the transactions contemplated by this Agreement (whether or not Advisor or any other Indemnified Person is an actual or potential party to such lawsuit, claim or proceeding) unless such settlement includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all Indemnified Persons. The Company shall not be required to indemnify any Indemnified Person for any amount paid or payable by such Indemnified Person in the settlement or compromise of any claim or action against such Indemnified Person without the Company’s express prior written consent.

The Company further agrees that the Indemnified Persons are entitled to retain (at their own expense) separate counsel of their choice in connection with any of the matters in respect of which indemnification, reimbursement or contribution may be sought under this Agreement.

The Company and Advisor agree that if any indemnification or reimbursement sought pursuant to this Exhibit A is judicially determined to be unavailable for a reason other than the gross negligence, willful misconduct or breach of contract of Advisor, then, whether or not Advisor is the Indemnified Person, the Company and Advisor shall contribute to the losses, claims, damages, liabilities and expenses for which such indemnification or reimbursement is held unavailable (i) in such proportion as is appropriate to reflect the relative benefits to the Company on the one hand, and Advisor on the other hand, in connection with the transactions to which such indemnification or reimbursement relates, or (ii) if the allocation provided by clause (i) above is judicially determined not to be permitted, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative faults of the Company on the one hand, and Advisor on the other hand, as well as any other equitable considerations; provided, however, that in no event shall the amount to be contributed by Advisor pursuant to this paragraph exceed the fair market value of any consideration paid or given to Advisor actually received by Advisor under this Agreement.

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